EXHIBIT 6

                   AMENDED AND RESTATED SEPARATION AGREEMENT

                    THIS AMENDED AND RESTATED SEPARATION AGREEMENT (this "Agreement") is made and entered into as of April 29, 1996, and amended and restated as of November 5, 1996, by and among Textron Inc., a Delaware corporation ("TI"), The Paul Revere Corporation, a Massachusetts corporation (the "Company"), and Provident Companies, Inc., a Delaware corporation ("Parent").

                    TI is the holder of approximately 83% of the outstanding voting common stock of the Company. Simultaneously with the execution of this Agreement, Parent, the Company and Patriot Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Parent ("Newco"), are entering into an Amended and Restated Agreement and Plan of Merger (as the same may be further amended from time to time, the "Merger Agreement") providing for the merger (the "Merger") of Newco with and into the Company pursuant to the terms and conditions of the Merger Agreement.

                    This Agreement is being entered into in
          connection with, and in consideration of, the transactions contemplated by the Merger Agreement.
          Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Merger
          Agreement.

                    NOW, THEREFORE, in consideration of the
          foregoing, and the covenants and agreements contained herein, and other consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                    1. Representations and Warranties of TI. TI hereby represents and warrants to Parent as follows:

                         (a)  TI has the requisite corporate power
          and authority to execute and deliver this Agreement, to perform its obligations hereunder and to comply with the provisions hereof. The execution and delivery of this Agreement, the performance of TI's obligations hereunder and the compliance by TI with the provisions hereof have been duly authorized by all necessary corporate action on the part of TI. This Agreement has been duly executed and delivered by TI and, assuming this Agreement constitutes the valid and binding agreement of the other parties hereto, constitutes the valid and binding agreement of TI, enforceable in accordance with its terms, except that the enforcement of this Agreement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditor's rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

                         (b)  The execution and delivery of this
          Agreement, the performance by TI of its obligations hereunder and the compliance by TI with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Certificate of Incorporation or By-Laws or a violation of or default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which TI is bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to TI or any of its properties or assets. No consent or approval by any governmental authority is required of TI in connection with the execution and delivery by TI of this Agreement, the performance by TI of its obligations hereunder, or the compliance by TI with any of the provisions hereof or thereof.

                         (c)  TI is not a "foreign person" within
          the meaning of Section 1445 of the Code.

                    2.  Representations and Warranties of Parent.
          Parent hereby represents and warrants to TI as follows:

                         (a)  Parent has the requisite corporate
          power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to comply with the provisions hereof. The execution and delivery of this Agreement, the performance of Parent's obligations hereunder and the compliance by Parent with the provisions hereof and thereof have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming this Agreement constitutes the valid and binding agreement of the other parties hereto, constitutes the valid and binding agreement of Parent enforceable in accordance with its terms, except that the enforcement of this Agreement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

                         (b)  The execution and delivery of this
          Agreement, the performance by Parent of its obligations hereunder and the compliance by Parent with any of the provisions hereof or thereof will not (i) conflict with or result in a breach of any provision of its Certificate of Incorporation or By-Laws or a violation of or default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which parent is bound or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its properties or assets. No consent or approval by any governmental authority is required of Parent in connection with the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder or the compliance by Parent with any of the provisions hereof or thereof.

                         (c)  Parent is not a "foreign person"
          within the meaning of Section 1445 of the Code.

                    3.  Settlement of Intercompany Accounts;
          Cancellation of Intercompany Agreements. Except as otherwise expressly provided in this Agreement or the Merger Agreement, TI and the Company shall cause all intercompany accounts, including all accounts receivable (whether or not currently due and payable), between TI and its affiliates (other than the Company and the Company Subsidiaries) on the one hand, and the Company and the Company Subsidiaries on the other hand, to be settled in full prior to the Effective Time. Within five business days prior to the date of the Closing, the Company will deliver to Parent a schedule of all amounts to be so settled. Except as expressly provided in this Agreement or set forth on Exhibit A hereto, TI and the Company shall cause all agreements between TI and its affiliates (other than the Company and the Company Subsidiaries) on the one hand, and the Company and the Company Subsidiaries on the other hand, to be terminated as of the Effective Time, including, without limitation, any Tax (as defined in Section 4(f) hereof) sharing or Tax allocation agreements (as set forth in Section 4(a) of this Agreement).

                    4.  Tax Matters and Post-Closing Taxes.

                         (a)  Tax Sharing Agreements.  Any Tax
          sharing or Tax allocation agreement between TI and any of the Company and the Company Subsidiaries shall be terminated at the Effective Time, except as provided elsewhere in this Agreement.

                         (b)  Allocation of Tax Liability.

                              (i)     Except as provided in the
          immediately following paragraph, for any period ending on or prior to the Effective Time, the Company or Parent shall pay to TI any Taxes attributable to the Company or the Company Subsidiaries (as determined in a manner consistent with past custom and practices and the language of any applicable Tax sharing agreement in force prior to the Effective Time) with respect to which the Company or the Company Subsidiaries join in any Tax Return filed on a consolidated, combined or unitary basis, and TI shall pay to the Company or Parent any refund (or overpayment) of Taxes attributable to the Company or the Company Subsidiaries (as determined in a manner consistent with past custom and practices and the language of any applicable Tax sharing agreement in force prior to the Effective Time) with respect to which the Company or the Company Subsidiaries join in any Tax Return filed on a consolidated, combined or unitary basis. Any such payment in respect of Taxes or any refund of Taxes shall be paid within 30 days of any time that TI is obligated to pay taxes to, or receives a refund of, Taxes from, the appropriate taxing authority.

                    If a taxing authority audits or examines a Tax Return and there is a Final Determination (as defined herein) with respect to such Tax Return that results in an adjustment to any item of income, loss, deduction or credit (other than an adjustment that is a Timing Difference (as defined herein) which shall be governed by the preceding paragraph or a Reserve Study Timing Difference (as defined herein), which shall be governed by the paragraphs below, of the Company or any Company Subsidiary for any period ending on or prior to the Effective Time, Parent or the Company shall be liable for, and shall pay TI, the amount of any Tax liability resulting from each such adjustment until the aggregate amount of all such adjustments equals $8,000,000. To the extent that amounts governed by this paragraph exceed $8,000,000, TI shall be liable, and have no right of indemnification from Parent or the Company, for such amounts. Any amounts for which Parent or the Company is liable under this paragraph shall be paid no later than 30 days after TI sends to Parent a written notice of any Final Determination together with a statement indicating the amounts owed by Parent or the Company pursuant to this paragraph.

                    For purposes of this Agreement, "Timing
          Difference" shall mean, with respect to any item of income, loss, deduction or credit, an adjustment of any such item in a tax period which will result in an actual or potential corresponding adjustment in one or more other tax periods.

                    For purposes of this Agreement, "Final
          Determination" shall mean any agreement, settlement, compromise, or administrative or judicial determination, from which no appeal can be made.

                     For purposes of this Agreement, "Reserve Study Deductions" shall equal the amount of the statutory reserve strengthening determined in accordance with
          Section 7.2(d) of the Merger Agreement (determined without regard to the clause beginning "provided, however").

                    For purposes of this Agreement, "Reserve Study Timing Differences" shall mean all Reserve Study Deductions that are not deducted in the income Tax Return filed by TI on behalf of the Company and the Company Subsidiaries for 1996 and for the tax period ending on the day including the Effective Time.

                              (ii)    Notwithstanding anything to
          the contrary in this Section 4:

                                    (A)      To the extent that TI
          believes that the Company (or any of the Company Subsidiaries) is entitled to any Reserve Study Deductions with respect to the Company's 1996 tax year or the Company's tax period ending on the day including the Effective Time, such Reserve Study Deductions shall be reflected in the income Tax Return filed by TI on behalf of the Company and the Company Subsidiaries for such tax period. The amount of any Tax benefit resulting from such Reserve Study Deductions shall not be paid to the Parent or the Company by TI, nor shall such amount offset against amounts receivable by TI from the Parent or the Company, whether or not Parent or the Company would otherwise be entitled to payment (by means of a direct payment or offset) pursuant to any Tax sharing agreement or any other provision of this Agreement.

                                    (B)      If a taxing authority
          audits or examines a Tax Return and there is a Final Determination with respect to such Tax Return that results in the disallowance of a Reserve Study Deduction deducted in accordance with Section 4(b)(ii)(A), TI shall be liable for any Tax liability (including interest or penalties) arising from such adjustment solely relating to such disallowance, and the amount of the Reserve Study Deductions disallowed shall be treated as a Reserve Study Timing Difference by TI, Parent and the Company; provided, however, that any adjustment for amounts deducted in 1996 that are allowed as deductions in the Tax year of the Company ending on the Effective Date shall not be considered a Reserve Study Timing Difference but instead shall be covered by the provisions of Section 4(b)(ii)(A).

                                    (C)      Parent or the Company
          shall pay TI annually for ten (10) years an amount equal to (x) the aggregate amount of the Reserve Study Timing Difference divided by ten (10) and multiplied by (y) the Applicable Rate. For purposes hereof, the Applicable Rate shall be the maximum U.S. Federal statutory tax rate applicable to corporations for the year of payment.

                                    (D)      With respect to all
          amounts which are Reserve Study Timing Differences (including amounts that are treated as Reserve Study Timing Differences pursuant to Section 4(b)(ii)(B)), the first annual payment to be paid to TI pursuant to Section 4(b)(ii)(C) shall be deemed to be due and payable on December 31, 1997 and subsequent annual payments shall be deemed to be due and payable annually thereafter; provided, however, that any amount owed by Parent or Company to TI because of a Reserve Study Timing Difference arising under Section 4(b)(ii)(E) shall be paid to TI no sooner than the year of the Final Determination giving rise to the Reserve Study Timing Difference.

                              (iii)   From and after the Effective
          Time, TI hereby agrees to defend and promptly to indemnify and hold harmless Parent, each of its Affiliates (including the Company and each Company Subsidiary that becomes an affiliate of Parent), and their respective officers, directors, employees, agents, successors and assigns (collectively, the "Parent Indemnitees"), as the case may be, from and against all past, present and future demands, claims, suits, actions or causes of action, assessments, judgments, losses, damage or damages, liabilities, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' and consultants' fees, disbursements and expenses and all other expenses incurred in investigating, preparing or defending any litigation or proceeding, commenced or threatened (collectively, the "Damages"), asserted against, resulting to or imposed upon or incurred by any Parent Indemnitee by reason of, or resulting from, or in connection with, any liability of TI or any current or prior member of its affiliated group other than the Company and the Company Subsidiaries for Taxes however and whenever arising.

                              (iv)    From and after the Effective
          Time, Parent hereby agrees to defend and promptly to indemnify and hold harmless TI, each of its Affiliates (other than the Company and the Company Subsidiaries), and their respective officers, directors, employees, agents, successors and assigns (collectively, the "TI Indemnitees"), as the case may be, from and against all Damages asserted against, resulting to, or imposed upon or incurred by any TI Indemnitee, by reason of, or resulting from, or in connection with, subject to Section 4(b)(v), any liability of the Company and the Company Subsidiaries for taxes related or allocable to any period ending after the Effective Time.

                              (v)     In the case of Taxes that
          are payable with respect to any taxable period that begins before the Effective Time and ends after the Effective Time, the portion of any such Tax that is allocable to the portion of the period ending on the Effective Time shall: (1) in the case of Taxes that are either (x) based upon or related to income or receipts or
          (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible) be deemed equal to the amount that would be payable if the taxable year ended on the Effective Time and (2) in the case of Taxes imposed on a periodic basis with respect to the assets of the Company or any of the Company Subsidiaries or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of such period ending on the Effective Time and the denominator of which is the number of calendar days in the entire period. For purposes of clause (1) above, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated to the portion of the period beginning before the Effective Time and, pursuant to clause (1), treated as ending on the Effective Time, based on the pro rata portion of such item allocable to such portion of such period determined by multiplying the total amount of such item allocated to such period times a fraction, the numerator of which is the number of calendar days in such portion of such period ending on the Effective Time and the denominator of which is the number of calendar days in the entire period.

                              (vi)    In a period ending after the
          Effective Time, Parent has the right to request TI to prepare and file a claim for refund or amended Tax Return for any such period ended prior to or on the Effective Time, at Parent's cost and expense, (A) if the Company has a Tax loss for such period, and, as a result of such Tax loss, the Company would become entitled to a refund or credit of Taxes solely as a result of a carryback of such Tax loss to a period ended prior to or on the Effective Time, or (B) upon approval by TI (which approval may be withheld upon TI's sole discretion), if the Company may obtain a Tax benefit by filing an amended Tax Return. TI shall pay to Parent any Tax benefit so resulting (as a result of the immediately preceding sentence) and actually recognized by TI, provided, however, TI is not required to prepare and file any claim for refund or amended Tax Return if TI determines in good faith that any refund or credit of Tax which may result could not be utilized in a Tax Return to obtain a Tax benefit. In the event that any Tax benefit for which a payment has been made to the Company or Parent is subsequently reduced or disallowed, Parent shall indemnify and hold harmless TI for any Tax assessed against TI (or TI's affiliated group) by reason of the reduction or disallowance. TI agrees to use its best efforts to generate capital gain of no less than $50 million during the Tax period ending at the Effective Time and to prepare and file a claim for refund or amended Tax Returns, if so requested by Parent or Company, to permit Company to carry back up to $50 million of capital losses to such Tax period or, if appropriate, any other prior Tax period in which the Company has unutilized capital gains. The immediately preceding sentence limits other provisions of this
          Section 4(b)(vi) only with respect to the Company's right to request capital loss carrybacks after the Effective Time.

                         (c)  Returns and Payments.

                              (i)     From the date of this
          Agreement through and after the Effective Time, TI shall prepare and file or otherwise furnish to the appropriate party (or cause to be prepared and filed or so furnished) in a timely manner all Tax Returns with respect to the Company and the Company Subsidiaries for any taxable period ending on or before the Effective Time in accordance with the Company's past custom and practice, and Parent shall do the same for any taxable period ending after the Effective Time.

                              (ii)    Except as otherwise provided
          in this Section 4, payment of any amounts due under this
          Section 4 shall be made (i) with respect to amounts as to which there is an agreement between TI and Parent that such amount is payable, at least three calendar days before the payment of any such Tax is due, provided that no such payment shall be due prior to 10 business days following receipt of written notice that payment of such Tax is due, or (ii) within 10 business days following either an agreement between TI and Parent that an amount is payable by TI or Parent to the other or within 10 business days of a Final Determination.

                              (iii)  From and after the date of
          this Agreement and until the Effective Time, TI shall cause the Company and the Company Subsidiaries to furnish Tax information with respect to 1995 to TI for inclusion in TI's federal consolidated income Tax Return or any consolidated or combined state Tax Return for such period in accordance with Company's past custom and practice.
          In the event that such 1995 Tax information has not been completed and delivered to TI prior to the Effective Time, after the Effective Time, Parent shall not take any action to impede or restrict the Company and the Company Subsidiaries from furnishing such 1995 Tax information to TI and shall support the ongoing efforts of the Company and the Company Subsidiaries in such regard. After the Effective Time, with respect to a Tax Return for 1996, Parent shall cause the Company and the Company Subsidiaries to furnish Tax information to TI for inclusion in TI's federal consolidated income Tax Return or any consolidated or combined state Tax Return in accordance with the Company's past custom and practice.

                              (iv)  Prior to and including the
          Effective Time, Parent shall have the right of approval (which approval shall not be unreasonably withheld) over Company Tax positions taken in (A) the U.S. Federal Income Tax Return for 1995 and the period ending on the Effective Time, and (B) other tax returns the failure of which to file would have a Company Material Adverse Effect. After the Effective Time, TI shall have the right of approval over Company Tax positions taken in the U.S. Federal Income Tax Return for 1995 and the period ending on the Effective Time, which approval will not be unreasonably withheld.

                         (d)  Cooperation and Exchange of
          Information. TI and Parent will provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules and related work papers (to the extent such documents are not subject to attorney-client or similar privileges) and documents relating to rulings or other determinations by taxing authorities, but in no event shall TI or Parent be required to disclose to the other any information relating to the operations of either, as the case may be, other than information relating to a liability for Taxes of the Company and the Company Subsidiaries. TI and Parent shall make their respective employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. TI and Parent will retain all Tax Returns, schedules and work papers and all material records or other documents relating to Tax matters of the Company and the Company Subsidiaries for its taxable period first ending after the Effective Time and for all prior taxable periods until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions (but taking into account any extended statute of limitations applicable to a year in which a net operating loss is reported) except to the extent notified by the other party in writing of such extensions for the respective Tax periods. After such time, before Parent shall dispose of any of such books and records, at least 90 calendar days prior written notice to such effect shall be given by Parent to TI, and TI shall be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as TI may select. Any information obtained under this Section 4(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding or as otherwise required by law.

                         (e)  Method of Asserting Tax Claims.

                              (i)     After the Closing, Parent
          and TI each shall promptly notify the other party in writing of the commencement of any Tax audit or administrative or judicial proceeding affecting the Taxes of the Company or any of the Company Subsidiaries, which, if determined adversely to the taxpayer or after the lapse of time would be grounds for indemnification under this Section 4 ("Tax Indemnitee") by the other party ("Tax Indemnitor"). Such notice shall contain factual information describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability. If either Parent or TI fails to give the other party prompt notice of an asserted Tax liability as required by this Section 4(e), then (1) if the Tax Indemnitor is precluded by the failure to give prompt notice from contesting the asserted Tax liability in the appropriate administrative or judicial forms, then such party shall not have any obligation to indemnify the other party for any loss or damage arising out of such asserted Tax liability, and
          (2) if the Tax Indemnitor is not so precluded from contesting, if such failure to give prompt notice results in a detriment to the Tax Indemnitor, then any amount which the Tax Indemnitor is otherwise required to pay pursuant to this Section 4 with respect to such liability shall be reduced by the amount of such detriment.

                              (ii)    TI may participate, through
          counsel of its own choosing and at its own expense, in any audit or administrative or judicial proceeding involving any asserted liability with respect to which indemnity may be sought under this Section 4 (any such audit or proceeding relating to an asserted Tax liability are referred to herein collectively as a "Contest"). If TI elects to participate in the Contest of an asserted Tax liability, it shall within 30 calendar days of receipt of the notice of an asserted Tax liability notify Parent of its intent to do so and Parent shall cooperate in good faith and shall cause the Company or its successor or successors to cooperate in good faith in each phase of such Contest. If such examination relates solely to periods for which TI is solely responsible for any Tax liability resulting therefrom, TI, at its election, may control such Contest. If TI elects not to participate in the Contest, fails to notify Parent of such election as herein provided or contests its obligation to indemnify hereunder, Parent, the Company or any of the Company Subsidiaries may pay, compromise or contest such asserted liability. If such examination relates in any part to periods for which Parent and the Company are responsible, Parent and the Company shall control such Contest. In any case, neither TI, Parent nor the Company or the Company Subsidiaries (including any designated representative of either) may settle or compromise any asserted liability in a manner that would create any indemnification obligation of any other party hereto unless such settlement or compromise would be reasonable in the case of a person that owned the Company and the Company Subsidiaries both before and after the Effective Time. In any event, each of Parent, the Company and any of the Company Subsidiaries may participate, through counsel of its own choosing and at its own expense, in any Contest.

                              (iii)   TI will allow Parent and its
          counsel to participate at its own expense in any audits of any consolidated or combined income Tax Returns to the extent that such Tax Returns relate to the Company or any of the Company Subsidiaries. TI will not settle any such audit in a manner which would adversely affect the Company or any of the Company Subsidiaries after the Effective Time unless such settlement would be reasonable in the case of a person that owned the Company and the Company subsidiaries both before and after the Effective Time.

                         (f)  For purposes of this Agreement, "Tax"
          (and, with correlative meaning, "Taxes") shall include all income and franchise taxes, including, without limitation, any taxes measured by or relating to income or profits, together with any interest, fines, penalties, additions to tax, and other additional amounts relating thereto, imposed by any federal, state, local or foreign taxing authority, provided that Taxes shall only refer to taxes reportable on a Tax Return jointly filed by TI and the Company or any Company Subsidiary on a consolidated, combined or unitary basis.

                    For purposes of this Agreement, "Tax Return" shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

                    5.  Arbitration.

                         (a)  Agreement to Arbitrate.  Any claim,
          controversy or dispute arising out of or relating to this Agreement, on which an amicable understanding cannot be reached, to the maximum extent allowed by applicable law and irrespective of the type of relief sought, shall be submitted to and resolved by arbitration, and such arbitration shall be the sole remedy for such matter. Such arbitration shall be conducted expeditiously and confidentially. In any such arbitration, the arbitrator may not award any punitive or exemplary damages or any damages other than compensatory damages.

                         (b)  Initiating Arbitration.  To initiate
          arbitration, a party shall notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The receiving party shall acknowledge receipt of the notice in writing within 5 days of such receipt, and thereafter the parties shall attempt in good faith to resolve the dispute within 15 days of the date of such acknowledgement. If the dispute cannot be resolved within such 15-day period, any party may send a written demand for arbitration to the other party. Within 15 days of delivery of such demand for arbitration, the parties shall appoint by mutual agreement an arbitrator that is a nationally-recognized accounting firm or law firm, provided, however, if the parties cannot mutually agree on an arbitrator, the parties' independent accounting firms will appoint a neutral nationally-recognized accounting firm as arbitrator.

                         (c)  Effect.  Any award rendered by the
          arbitrators shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching their decision. The award rendered by the arbitrators shall be final, binding and non-appealable, and judgment upon such award may be entered by any court having jurisdiction thereof. The parties agree that the existence, conduct and content of any such arbitration shall be kept confidential and no party shall disclose to any person any information about such arbitration, except as may be required by law or for financial reporting purposes in each party's financial statements.

                         (d)  Costs.  Each party shall pay the fees
          of its own attorneys, expenses of witnesses and all other expenses in connection with the presentation of such party's case. The remaining costs of the arbitration shall be borne by the parties as designated by the arbitrators.

                    6. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be in writing and shall be deemed to have been duly given if mailed, by first class or registered mail, three (3) business days after deposit in the United States Mail, or if telexed or telecopied, sent by telegram, or delivered by hand or reputable overnight courier, when confirmation is received, in each case as follows:

                    (a) If to TI (or to the Company prior to the Effective Time), to:

                         Textron Inc.
                         40 Westminster Street
                         Providence, RI  02903-2596
                         Attention: Executive Vice President and
                                      General Counsel
                         401-457-2555 (telephone)
                         401-457-2418 (telecopier)

                         with a copy to:

                         Textron Inc.
                         40 Westminster Street
                         Providence, RI  02903-2596
                         Attention: Vice President, Taxes
                         401-457-3600 (telephone)
                         401-457-3662 (telecopier)

                         with a copy to:

                         Skadden, Arps, Slate, Meagher & Flom LLP
                         One Beacon Street
                         Boston, MA  02108
                         Attention: Margaret A. Brown, Esq.
                         617-573-4800 (telephone)
                         617-573-4822 (telecopier)

                    (b) If to Parent (or to the Company after the Effective Time), to:

                         Provident Companies, Inc.
                         1 Fountain Square
                         Chattanooga, TN  37402
                         Attention:  Chief Financial Officer
                         423-755-7895 (telephone)
                         423-755-1755 (telecopier)

                         with a copy to:

                         Alston & Bird
                         1201 West Peachtree Street
                         Atlanta, GA  30309
                         Attention:  Dean Copeland, Esq.
                         404-881-7443 (telephone)
                         404-881-7777 (telecopier)

          or to such other persons or addresses as may be designated in writing by the party to receive such notice. Nothing in this Section 6 shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including litigation arising out of or in connection with this Agreement), which service shall be effected as required by applicable law.

                    7.  Entire Agreement, Modifications and
          Waivers. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof. The parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

                    8.  Governing Law.  This Agreement shall be
          governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts without giving effect to the principles of conflicts of laws thereof.

                    9.  Severability.  The validity or
          unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

                    10.  Successors and Assigns.  This Agreement
          shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

                    11. Counterparts. For the convenience of the parties hereto, this Agreement may be signed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

                    12.  Survival.  The provisions of this
          Agreement shall be absolute and shall survive until the expiration of any applicable statutes of limitation.

                    IN WITNESS WHEREOF, the parties to this
          Agreement have duly executed the same on the day and year first above written.

                                    TEXTRON INC.

                                    By /s/ Stephen L. Key
                                      Name:  Stephen L. Key
                                      Title: Executive Vice
                                             President and Chief
                                             Financial Officer

                                    THE PAUL REVERE CORPORATION

                                    By /s/ Charles E. Soule
                                      Name:  Charles E. Soule
                                      Title: President and Chief
                                             Executive Officer

                                    PROVIDENT COMPANIES, INC.

                                    By /s/ J. Harold Chandler
                                      Name:  J. Harold Chandler
                                      Title: President



                                  EXHIBIT A

                    TI shall take all actions necessary or
          appropriate to maintain in force with the Company Insurance Subsidiaries, for a period of three years immediately following the Effective Time (as defined in the Merger Agreement), the Master Group Policy relating to long-term disability, short-term disability, life, dental or accidental death and dismemberment insurance presently underwritten by the Company Insurance Subsidiaries covering employees, agents and/or eligible dependents of TI and its affiliates, on terms and conditions substantially similar to those in effect on the date of this Agreement; provided, however, that the Master Group Policy remains competitive with respect to price, terms, available coverage and quality of service.